EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	2008	2007	2006	2005	2004
	In thousands except ratios
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$126,673	$150,491	$(8,814)	$62,255	$59,096
Fixed charges	35,012	32,515	38,929	30,044	31,240
Amortization of capitalized interest	1,201	1,100	1,100	1,100	1,100
Less: Interest capitalized	(26,462)	(12,855)	(1,526)	—	—

Adjusted earnings	$136,424	$171,251	$29,689	$93,399	$91,436

Fixed charges
Interest expense	$1,254	$12,719	$29,703	$21,824	$21,012
Interest capitalized	26,462	12,855	1,526	—	—
Net amortization of debt discount, premium and issuance expense	1,251	1,355	1,452	1,709	3,090
Interest portion of rent expense	6,045	5,586	6,248	6,511	7,138

Total fixed charges	$35,012	$32,515	$38,929	$30,044	$31,240

Ratio of earnings to fixed charges	3.90	5.27	.76	3.11	2.93

Deficiency of earnings to cover fixed charges	$—	$—	$9,240	$—	$—